Exhibit 99.2

Annual and Special Meeting of Shareholders

Toronto, Ontario

Thursday, April 16, 2026

Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 16, 2026. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html.

1.   Election of Directors

Each of the following 13 nominees proposed by management was elected as a Director of the Bank.

	Votes for		Votes withhold
Nominees	#	%	#	%
Ammar Aljoundi	453,220,520	99.50%	2,275,018	0.50%
Michelle L. Collins	453,841,659	99.64%	1,653,879	0.36%
Harry Culham	453,910,653	99.65%	1,584,885	0.35%
Marianne Harrison	453,815,752	99.63%	1,679,786	0.37%
Kevin J. Kelly	432,291,513	94.91%	23,204,025	5.09%
Christine E. Larsen	450,248,563	98.85%	5,246,975	1.15%
Mary Lou Maher	448,425,025	98.45%	7,070,513	1.55%
William F. Morneau	448,171,756	98.39%	7,323,782	1.61%
Mark W. Podlasly	453,698,275	99.61%	1,797,263	0.39%
François L. Poirier	453,182,232	99.49%	2,313,306	0.51%
Katharine B. Stevenson	436,651,225	95.86%	18,844,313	4.14%
Martine Turcotte	445,384,946	97.78%	10,110,592	2.22%
Barry L. Zubrow	452,207,218	99.28%	3,288,320	0.72%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as the auditors of the Bank.

Votes for		Votes withhold
418,062,727	90.24%	45,219,241	9.76%

3.   Advisory resolution regarding our Executive Compensation Approach

Votes for		Votes withhold
435,396,556	95.59%	20,101,730	4.41%

4.   Amendment to CIBC’s Employee Stock Option Plan

Votes for		Votes withhold
437,116,785	95.97%	18,358,522	4.03%

5.	Special resolution to amend By-Law No. 1 regarding directors’ remuneration
Votes for		Votes withhold
451,393,702	99.10%	4,105,252	0.90%

6.	Shareholder Proposal 1

Improving Shareholder Participation in Annual General Meetings

Votes for		Votes withhold		Votes abstain*
5,996,541	1.32%	447,725,700	98.68%	1,764,003	0.39%

7.	Shareholder Proposal 2

Including the Younger Generations in Governing Bodies

Votes for		Votes withhold		Votes abstain*
9,391,839	2.07%	444,555,487	97.93%	1,546,274	0.34%

8.	Shareholder Proposal 3

Responsible Compensation Policy, Aligned with Performance

Votes for		Votes withhold		Votes abstain*
31,624,998	6.97%	422,385,486	93.03%	1,735,349	0.38%

9.	Shareholder Proposal 4

Strategic Diversification of Skills on the Board of Directors

Votes for		Votes withhold		Votes abstain*
52,138,926	11.50%	401,293,851	88.50%	2,075,378	0.46%

10.	Shareholder Proposal 5

Formal Recognition of the Systemic Role of the Board of Directors

Votes for		Votes withhold		Votes abstain*
39,762,231	8.80%	411,887,514	91.20%	3,843,516	0.85%

11.	Shareholder Proposal 6

Public Disclosure of Non-Confidential Information, Country-by-Country

Votes for		Votes withhold		Votes abstain*
44,876,705	9.95%	406,218,903	90.05%	1,967,268	0.44%

12.	Shareholder Proposal 7

Advisory Vote on Environmental Policies

Votes for		Votes withhold		Votes abstain*
76,560,880	17.84%	352,532,394	82.16%	23,970,190	5.59%

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.